Exhibit 4.22

CONFIDENTIAL

May 20, 2005

Mr. Brian D. Fairbank

President

Nevada Geothermal Power, Inc.

409 Granville Street

Suite 900

Vancouver BC Canada V6C 1T2

Re: Contract for Services

Dear Brian;

Based upon our recent telephone conversations of earlier and pursuant to the wishes of the Board of Nevada Geothermal Power, Inc. (NGP), I am pleased to submit an engagement letter for the professional services of Domenic J. Falcone Associates, Inc. (DJF).

Overview

NGP intends to pursue the development of geothermal projects and opportunities within the US and Canada and elsewhere.  NGP seeks advice from DJF for an economic and cash flow analyses including operating, financing, construction pertaining to the preparation of a power supply bid to Sierra Pacific Power Company under a Request for Proposals from Sierra Pacific and Nevada Power Company issued on May 4, 2005. Management of NGP will be responsible to determine the any additional requirements expected of DJF that may include future power sales negotiations, project financing etc.

Scope

We anticipate that our assistance will include, but will not necessarily be limited to, consultation with you, and members of Power Bid Team. Our assistance may include developing strategies relative to completing the work described in the Overview, carrying out any steps necessary to test or validate those strategies, assisting in negotiating or completing work evolving km those activities and preparing reports and presentations accordingly. Written reports of our work, however, will be prepared only at your request.

Professional Fees

DJF bases its fees on a per diem charge that varies depending on the disciplines needed and the individuals required for the engagement, however, in this engagement, we will charge $150 US per hour for the services of Domenic J. Falcone. Any additional charges for other professionals will be approved in advance of incurring such charges. Direct expenses incurred for items such as travel, subsistence, research materials, processing, report preparation and miscellaneous expenses specifically related to this assignment are billed at cost and are shown as a separate figure. For budgeting purposes, we do not anticipate that expenses will exceed $500 US. Total fees for this assignment are not to exceed $5000.

We will bill on a progressive basis during the course of the assignment. We reserve the right to halt further services until payment is received on past-due invoices. Any outstanding invoice will be payable prior to the delivery of any report. The report will not be issued if there is a balance due.  Any services rendered thereafter will be due and payable on presentation of our invoice.

Invoices will be submitted as our work progresses and are payable net within 10 days of invoice. If an account is not paid in full within 30 days of invoice date, interest shall be charged and added at the rate of 18% per annum to date payment is received. Payments shall be applied against account charges first, to interest on overdue accounts and then to oldest outstanding invoices. We shall discontinue services on all accounts over 60 days old from date of original invoice unless other written and acknowledged payment temps and/or security are mutually agreed.

In the event that you disagree with or question any amount due under an invoice, you agree that you shall communicate such disagreement to us In writing within 30 days of the invoice date Any claim not made within that period shall be deemed waived.

In the event that collection procedures are required you agree to pay all expenses of collection actually incurred by our firm in connection with such collection. In the event of a dispute or if a suit is filed therefore, the non- prevailing party will be responsible for all expenses including all attorneys' fees incurred by the prevailing party in the dispute.

Termination

This agreement may be terminated upon thirty day written notice by either party. We may agree that it is necessary to conclude the work currently under way and summarize our findings for you. In that event, you will be responsible only for the professional services and expenses that have been incurred up to that time, as well as reasonable expenses necessary to effect the termination.

Acceptance

If the provisions of this proposal are acceptable, please indicate so and return the acceptance copy enclosed to DJF. The original is for your records.

We look forward to working with you on this important and sensitive assignment.

Sincerely,

/s/ Domenic J. Falcone

Domenic J. Falcone Associates, Inc.

CLIENT ACCEPTANCE

I have read the terms of this agreement and hereby authorize this assignment,

ACCEPTED this 9th day of  June, 2005.

Client: NGP____________________By /s/ Brian Fairbank